1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date April 13, 2004	By	/s/ Xiong Weiping
Xiong Weiping
Senior Vice President

Appendix 99.1

ALUMINUM CORPORATION OF CHINA LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT OF 2003 ANNUAL RESULTS

HIGHLIGHTS

•	Consolidated turnover and other revenues amounted to RMB 23,826.0 million, an increase of 37.6% over year 2002.

•	Consolidated profit for the year was RMB3,552.0 million, an increase of 153.4% over year 2002.

•	Consolidated earnings per share was RMB0.34, an increase of 161.5% over year 2002.

•	The board of Directors of the Company proposed to declare a final dividend of RMB0.096 per share for year 2003, the proposal will be submitted to the Annual General Meeting for approval.

The board of Directors of Aluminum Corporation of China Limited (the “Company”) is pleased to announce the audited annual results of operations of the Company, its subsidiaries and jointly controlled entities (together the “Group”) for the year ended December 31, 2003.

PRINCIPAL ACTIVITIES

The Group is the sole producer of alumina and the largest producer of primary aluminum in the People’s Republic of China (the “PRC”).

The principal activities of the Group are the production and sales of alumina and primary aluminum. Its principal products include alumina, primary aluminum, gallium and carbon.

RESULTS

The consolidated turnover and other revenues of the Group for 2003 amounted to RMB23,826.0 million, representing an increase of 37.6% over the previous year. The consolidated profit for the year was RMB3,552.0 million, representing an increase of 153.4% over the previous year. Consolidated earnings per share was RMB0.34, representing an increase of 161.5% over the previous year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2003

		Year ended December 31,
	Note	2003 RMB’000	2002 RMB’000
Turnover	2	23,245,858	16,792,766
Cost of goods sold		16,439,534	13,349,514

Gross profit		6,806,324	3,443,252
Other revenues	2	580,171	522,875
Expenses related to other revenues	3	512,220	459,777

Other revenues, net		67,951	63,098

Selling and distribution expenses	4	549,432	501,829
General and administrative expenses	5	1,047,461	733,803
Research and development expenses		173,359	131,941
Other expenses, net		25,543	16,089

Operating profit		5,078,480	2,122,688
Finance costs		451,411	490,614

Operating profit after finance costs		4,627,069	1,632,074
Share of profit (loss) of jointly controlled entities		1,193	(254)

Profit before income taxes		4,628,262	1,631,820
Income taxes	7	918,862	183,393

Profit after income taxes		3,709,400	1,448,427
Minority interests		157,370	46,822

Profit for the year		3,552,030	1,401,605

Dividend		1,060,788	472,496

Basic earnings per share	9	RMB0.34	RMB0.13

CONSOLIDATED BALANCE SHEET

As of December 31, 2003

	Note	2003 RMB’000	2002 RMB’000
Non current assets
Intangible assets		706,015	736,937
Property, plant and equipment		25,554,197	22,563,565
Interests in jointly controlled entities		21,330	17,695
Long-term investments		21,309	11,058
Deferred tax assets		136,878	32,734

		26,439,729	23,361,989
Current assets
Inventories		4,125,818	3,256,736
Accounts receivable, net	10	787,891	1,915,848
Due from related parties		452,498	472,629
Other current assets	11	675,919	570,508
Bank balances and cash:
Pledged bank balances		—	46,169
Cash and cash equivalents		2,596,440	2,296,085

Total bank balances and cash		2,596,440	2,342,254

		8,638,566	8,557,975
Current liabilities
Accounts payable	12	1,867,666	1,971,509
Due to related parties		387,864	761,069
Other payables and accruals	13	2,834,096	2,804,036
Taxation payable	7	564,642	369,022
Current portion of long-term loans		815,845	1,053,984
Unsecured short-term loans		3,801,285	4,049,290

		10,271,398	11,008,910

Net current liabilities		(1,632,832)	(2,450,935)

Total assets less current liabilities		24,806,897	20,911,054

Financed by:

Share capital		10,499,900	10,499,900
Reserves		4,649,293	3,699,213
Retained earnings
Proposed final dividend		1,060,788	472,496
Unappropriated retained earnings		2,532,360	852,338

Issued capital and reserves		18,742,341	15,523,947

Minority interests		651,928	437,809
Non-current liabilities
Long-term loans		5,412,628	4,949,298

		24,806,897	20,911,054

NOTES

1.	Basis of preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”). They have been prepared under the historical cost convention as modified by the valuation of short-term investments.

The Company, in the preparation of the consolidated financial statements of the Group, adopted in the current year, Statement of Standard Accounting Practice (“SSAP”) 35 “Government Grants and Disclosure of Government Assistance” and SSAP 12 (revised) “Income Taxes” issued by the HKSA which are effective for accounting periods commencing on or after July 1, 2002 and January 1, 2003, respectively. The adoption of SSAP 35 has no significant effect on the Group’s prior year financial statements. The changes to the Group’s accounting policies upon the adoption of SSAP 12 (revised) are set out in Note 1(n) to the financial statements for 2003.

2.	Turnover, revenue and segment information

	Year ended December 31,
	2003 RMB’000	2002 RMB’000
Turnover
Sales of goods, net of value-added tax	23,245,858	16,792,766

Other revenues
Sale of scrap and other materials	210,128	194,961
Supply of electricity, heat, gas and water	266,808	163,759
Rendering of services (Note)	76,680	122,056
Interest income	26,204	42,069
Income from unlisted investment securities	351	30

Total other revenues	580,171	522,875

Total revenues	23,826,029	17,315,641

Note: Rendering of services mainly comprises revenues from the provision of transportation, machinery processing and production design services.

Primary reporting format - business segments

The Group engages in the production and distribution of alumina and primary aluminum.

The Group is organized in the People’s Republic of China (the “PRC”) into two main business segments:

•	Alumina segment - mining and processing of bauxite into alumina and the associated distribution activities.

•	Primary aluminum segment - production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

	Year ended December 31,
	2003 RMB’000	2002 RMB’000
Segment results
Turnover
Alumina
External sales	12,327,527	7,458,951
Inter-segment sales	3,131,674	2,320,642

	15,459,201	9,779,593
Primary aluminum
External sales	10,845,603	9,268,120
Corporate and other services
External sales	72,728	65,695
Inter-segment elimination	(3,131,674)	(2,320,642)

Total turnover	23,245,858	16,792,766
Cost of goods sold
Alumina	9,591,954	7,685,072
Primary aluminum	9,883,991	7,902,487
Corporate and other services	64,982	51,667
Inter-segment elimination	(3,101,393)	(2,289,712)

Total cost of goods sold	16,439,534	13,349,514

Gross profit
Alumina	5,867,247	2,094,521
Primary aluminum	961,612	1,365,633
Corporate and other services	7,746	14,028
Inter-segment elimination	(30,281)	(30,930)

Total gross profit	6,806,324	3,443,252

Other costs, net of other revenues and other income
Alumina	757,709	714,899
Primary aluminum	516,375	221,975
Corporate and other services	86,083	71,961
Unallocated	367,677	311,729

Total other costs, net of other revenues and other income	1,727,844	1,320,564

Segment operating profit (loss)
Alumina	5,109,538	1,379,622
Primary aluminum	445,237	1,143,658
Corporate and other services	(78,337)	(57,933)
Unallocated	(367,677)	(311,729)
Inter-segment elimination	(30,281)	(30,930)

Total operating profit	5,078,480	2,122,688
Finance costs	451,411	490,614

Operating profit after finance costs	4,627,069	1,632,074
Share of profit (loss) of jointly controlled entities	1,193	(254)

Profit before income taxes	4,628,262	1,631,820
Income taxes	918,862	183,393

Profit after income taxes	3,709,400	1,448,427
Minority interests	157,370	46,822

Profit for the year	3,552,030	1,401,605

Secondary reporting format - geographical segments

All operations of the Group are carried out in the PRC and the related assets are located there. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

3.	Expenses related to other revenues

Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.

4.	Selling and distribution expenses

	Year ended December 31,
	2003 RMB’000	2002 RMB’000
Packaging expenses	157,173	137,972
Salaries and welfare expenses	28,543	27,336
Transportation and loading	271,398	268,518
Sales commission and other handling fee	13,762	12,075
Miscellaneous port expenses	39,315	4,535
Others	39,241	51,393

	549,432	501,829

5.	General and administrative expenses

	Year ended December 31,
	2003 RMB’000	2002 RMB’000
Auditors’ remuneration	16,839	17,350
Depreciation	71,016	73,166
Loss on disposal of fixed assets - non production facilities	24,095	7,270
Provision (write-back of provision) for doubtful debts and bad debts written off, net	7,231	(97,050)
Insurance	23,657	23,124
Repairs and maintenance	23,189	24,463
Salaries and welfare expenses	362,887	226,680
Taxes other than income taxes (Note (a))	233,213	178,169
Travelling and entertainment	50,846	41,047
Utilities and office supplies	41,524	53,836
Amortization of goodwill	24,648	24,648
Operating leases in respect of land and buildings	18,967	13,418
Others	149,349	147,682

	1,047,461	733,803

(a)	Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of value-added tax and business tax payable.

(b)	Amortization charge of mining rights of RMB19,471,000 and write-back of provision for obsolete inventories of RMB28,318,000 which were included in general and administrative expenses for the year ended December 31, 2002 have now been reclassified as part of the Group’s cost of goods sold.

6.	Expenses charged (written back) to the profit and loss account

	Year ended December 31,
	2003 RMB’000	2002 RMB’000
Depreciation	2,043,983	1,981,537
Amortization for mining rights	23,816	19,471
Operating lease rentals in respect of land and buildings	154,363	116,428
Loss on disposal of fixed assets	160,823	7,270
Fixed assets impairment	74,485	—
Write-back of provision for obsolete inventores	(15,223)	(28,318)
Realized loss on futures contracts	54,970	—
Unrealized loss (gain) on futures contracts	10,244	(13,180)

7.	Taxation

(a)	The amount of taxation charged to the profit and loss account represents:

	Year ended December 31,
	2003 RMB’000	2002 RMB’000
Current taxation:
PRC income tax	1,075,255	343,980
Over provision in prior years (Note (c))	(53,107)	(171,568)
Deferred tax	(104,144)	10,981

	918,004	183,393

Share of income tax attributable to jointly controlled entities	858	—

	918,862	183,393

(b)	The current PRC income taxes of the Company, its subsidiaries and jointly controlled entities have been provided at the basic tax rate of 33% on the assessable profits for the respective years, except for those related to the following operations in the Group:

(i)	Pursuant to “Guo Ban Fa 2001 No.73” dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches and a subsidiary of the Company located in the western region of China (namely Guangxi branch, Qinghai branch, Guizhou branch and China Aluminum Qinghai International Trading Corp., Ltd. ), were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as these branches and the subsidiary continue to engage in qualified operations in their respective regions. Accordingly, the over provision of taxation payable in relation to the three branches for year 2001 were written back during the year ended December 31, 2002.

(ii)	A subsidiary in Shandong is taxed at a preferential rate of 15% since January 1, 2000 as it is classified as a “high-tech” enterprise in its province for tax purposes.

(c)	Over provision for the year ended December 31, 2002 represents the effect of reduced tax rate on taxation payable as referred to in (b)(i) above.

8.	Transfers to reserves

Transfers to reserves of the Group from the consolidated profit and loss account for the year ended December 31, 2003 are as follows:

RMB ‘000
Statutory surplus reserve	394,196
Statutory public welfare fund	372,548

9.	Earnings per share

The calculation of basic earnings per share is based on the Group’s profit for the year ended December 31, 2003 of RMB 3,552,030,000 (Year ended December 31, 2002: RMB1,401,605,000) and the weighted average number of 10,499,900,153 shares (Year ended December 31, 2002: 10,495,862,841 shares) in issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

10.	Accounts receivable, net

	2003 RMB’000	2002 RMB’000
Trade receivables (Note (a))	384,992	847,792
Bills receivable (Note (b))	402,899	1,068,056

	787,891	1,915,848

(a)	Trade receivables

	2003 RMB’000	2002 RMB’000
Gross trade receivables	721,943	1,174,559
Less: Provision for doubtful accounts	(336,951)	(326,767)

	384,992	847,792

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group’s sales were on advance payment or documents against payment. A credit period, which may be extended for up to one year, may be granted, subject to negotiation, in respect of sales to large or long-established customers.

As of December 31, 2003, the aging analysis of trade receivables, net of provision made, was as follows:

	2003 RMB’000	2002 RMB’000
Within 1 month	163,065	284,834
Between 2 and 6 months	111,614	269,880
Between 7 and 12 months	27,764	115,900
Between 1 and 2 years	53,895	165,022
Between 2 and 3 years	28,654	12,156

	384,992	847,792

(b)	Bills receivable are bills of exchange with maturity dates of within six months.

11.	Other current assets

	2003 RMB’000	2002 RMB’000
Purchase deposits to suppliers	301,845	269,474
Other deposits and prepayments	158,943	161,554
Value-added tax recoverable	7,072	9,877
Short-term listed investments, at fair value (Note(a))	50,080	4,859
Other receivables (Note(b))	157,979	124,744

	675,919	570,508

(a)	As of December 31, 2003, short-term listed investments primarily represented PRC treasury bonds held at fair value.

(b)	As of December 31, 2003, the balances were stated net of provision for doubtful receivables of RMB169,646,000 (2002: RMB148,542,000).

12. Accounts payable

	2003 RMB’000	2002 RMB’000
Trade payables (Note (a))	1,441,175	1,348,816
Bills payable (Note (b))	426,491	622,693

	1,867,666	1,971,509

(a)	Trade payables

As of December 31, 2003, the aging analysis of trade payables was as follows:

	2003 RMB’000	2002 RMB’000
Within 1 month	1,071,310	768,637
Between 2 and 6 months	241,040	387,728
Between 7 and 12 months	46,504	74,221
Between 1 and 2 years	34,689	60,817
Between 2 and 3 years	10,550	3,420
Over 3 years	37,082	53,993

	1,441,175	1,348,816

(b)	Bills payable are repayable within six months.

13.	Other payables and accruals

	2003 RMB’000	2002 RMB’000
Interest payable	29,574	155,470
Sales deposits from customers	696,678	380,891
Accrued payroll and bonus	412,727	378,027
Staff welfare payable	275,641	236,670
Accrued construction costs	763,095	828,067
Taxes other than income taxes payable (Note)	279,358	358,573
Accrued contributions to retirement schemes	40,507	61,226
Other accruals	336,516	405,112

	2,834,096	2,804,036

Note: Taxes other than income taxes payable mainly comprise value-added tax, land use tax, city construction tax and education surcharge payables.

SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND U.S. GAAP

The consolidated financial statements for the two years ended December 31, 2002 and December 31, 2003 have been prepared in accordance with HK GAAP which may differ in various material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

	Year ended December 31,
	2002 RMB’000		2003 RMB’000		2003 US$’000
Net income under HK GAAP		1,401,605		3,552,030		429,160
U.S. GAAP adjustments:
Capitalization of finance costs		42,790		19,748		2,386
Depreciation of capitalized finance costs		(3,293)		(16,254)		(1,964)
Depreciation of revalued fixed assets		268,600		268,600		32,453
Amortization of goodwill		24,648		24,648		2,978
Amortization of mining rights		9,307		9,307		1,124
Income tax effect of U.S. GAAP adjustments		(63,780)		(60,904)		(7,358)

Net income under U.S. GAAP		1,679,877		3,797,175		458,779

Basic and diluted net income per share under U.S. GAAP	RMB	0.16	RMB	0.36	US$	0.04

Effect on owners’ equity of significant differences between HK GAAP and U.S. GAAP is as follows:

	As of December 31,
	2002 RMB’000	2003 RMB’000	2003 US$’000
Owners’ equity under HK GAAP	15,523,947	18,742,341	2,264,470
U.S. GAAP adjustments:
Capitalization of finance costs	405,110	424,858	51,332
Depreciation on capitalized finance costs	(80,029)	(96,283)	(11,633)
Revaluation of fixed assets	(3,384,390)	(3,115,790)	(376,454)
Amortization of goodwill	24,648	49,296	5,956
Revaluation of mining rights	(271,035)	(261,728)	(31,623)
Income tax effect of U.S. GAAP adjustments	(203,911)	(264,815)	(31,995)

Owners’ equity under U.S. GAAP	12,014,340	15,477,879	1,870,053

In preparing the summary of differences between HK GAAP and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

FINAL DIVIDEND

The Company’s Board of Directors has proposed to declare a final dividend of RMB0.096 per share, totalling RMB1,060,788,000 for 2003 based on 11,049,876,153 total outstanding shares as of March 29, 2004. The proposal to declare and pay this final dividend is to be submitted to the Annual General Meeting scheduled on June 7, 2004 for review and approval.

REVIEW OF OPERATIONS AND PERFORMANCE

The word “exceptional” could be used to summarise the Company’s operation in 2003. The significant increase in the Company’s results for 2003 was attributable not only to the increased prices of alumina and primary aluminum but also to our unremitting efforts to achieve the best performance and operational targets for the Company.

Capitalising on opportunities occasioned by strong growth in the PRC alumina market, the Company adjusted its development strategy by further increasing the ratio of investment in alumina projects and speeding up the alumina expansion projects in order to achieve the planned increase of production capacity ahead of schedule. In 2003, the Company produced 6,050,000 tonnes of alumina products, representing an increase of 11.8% over the previous year, thereby enabling the Company to realize more profits at times of high alumina price.

To circumvent the substantial increase in raw material and energy prices as well as the tightened transportation market, the Company, through initiatives and creativity, has been able to maintain production safety while achieving steady increase in production volume of its principal products. On the other hand, the Company strived to improve the level of its operating performance, which resulted in further improvement in cost effectiveness and reduced the unit consumption of raw materials and energy power, thereby minimising the impact of these unfavourable factors on cost. In 2003, the Company accomplished the 3rd year goal set by its 3-year Cost Reduction Plan formulated at the time of listing of the Company, which further enhanced the market competitiveness of the Company’s products.

The Company reacted quickly in response to market changes. To capitalize on the opportunities arising from the rising alumina prices, the Company has adopted a flexible sales strategy by increasing the number of long-term alumina supply contracts for the next three years to secure profitability and to minimise the risks carried by the fluctuation in alumina spot price, thereby combining the short term benefit (from rising price) with the benefit from long term contracts. Furthermore, the Company adjusted its alumina price steadily in line with the alumina market and price trend. By expediting market development, the Company has established long term and stable cooperative relationship with customers and has improved its sales network and market coverage of its products. The Company had also begun to proactively seek opportunities for the exploration of domestic and overseas bauxite resources. In 2003, the Company obtained an additional 90,000,000 tonnes of domestic bauxite reserve.

Product Market Reviews

2003 was an exceptional year. Despite the outbreak of SARS and frequent natural disasters, China economy still achieved remarkable progress. The GDP growth rate reached 9.1%. In particular, heavy industries such as metallurgy, machinery, equipment and chemical engineering accounted for more than 50% of the total value of industrial production value, leading China’s industrial economy into a new platform for economic growth. The fast-growing economy of China has stimulated demand for aluminum products and aluminum consumption in different industries have increased by various extent.

Primary Aluminum Market

In 2003, both domestic and international aluminum prices recorded a steady increase due to global economic recovery, a strong demand for aluminum driven by China’s fast-growing economy and the influence of the weakening US dollar. For 2003, the average three-month aluminum futures price on the London Metals Exchange (the “LME”) was approximately US$0.65/lb, representing an increase of 4.6% over the previous year. The average three-month aluminum futures price on the Shanghai Futures Exchange (the “SHFE”) was approximately US$0.68/lb, representing an increase of 7.7% over the previous year.

The global aluminum production maintained a rapid growth in 2003. Total domestic primary aluminum production volume was approximately 5,560,000 tonnes in 2003, representing an increase of 27.5% over the previous year. China maintained a strong consumption demand for primary aluminum. The domestic primary aluminum consumption reached approximately 5,200,000 tonnes in 2003, representing an increase of 26.5% over the previous year. The increase in domestic consumption demand has basically absorbed the expanded domestic aluminum production volume.

Alumina Market

In 2003, the production volume of aluminum continued to increase, whereas in the world, there were relatively few alumina projects under construction or alumina expansion projects. These factors resulted in a large divergence between global demand and supply of alumina, leading to continuous increases in alumina prices. Spot price of alumina imported into China from international market increased to US$410 per tonne at the end of the year from US$170 per tonne at the beginning of the year. The annual average price of alumina reached US$245 per tonne, representing an increase of 67.8% over the previous year. In 2003, the supply shortfall of domestic alumina further widened, which led to the continuous increase in domestic alumina prices in line with the rising imported price. The annual average spot price of domestic alumina in 2003 was RMB2,817 per tonne, representing an increase of 46% over the previous year.

Due to the surging alumina consumption in 2003, the global alumina market turned from oversupply two years ago to slight shortage this year. Domestic alumina production increased steadily in 2003. The annual production of alumina products amounted to approximately 6,050,000 tonnes, representing an increase of approximately 11.8% over the previous year; while demand amounted to approximately 11,880,000 tonnes, representing an increase of 30.5% over the previous year. In 2003, China imported approximately 5,610,000 tonnes of alumina, representing an increase of approximately 22.7% over the previous year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements together with the accompanying notes, included elsewhere in 2003 annual report of the Company.

Revenues

The Group’s total revenues amounted to RMB23,826.0 million for the year ended December 31, 2003, representing an increase of RMB6,510.4 million, up 37.6%, from the previous year’s RMB 17,315.6 million. Total revenues include sales of goods and other revenues. Sales of goods accounted for 97.0% and 97.6% of the Group’s total revenues for the years ended December 31, 2002 and 2003, respectively. The Group’s sales of goods increased by 38.4 % from RMB 16,792.8 million for the year ended December 31, 2002 to RMB23,245.9 million for the year ended December 31, 2003, representing an increase of RMB6,453.1 million. The increase was primarily due to the significant increase in selling prices of the Group’s principal products such as alumina and primary aluminum, and a growth in sales volume of alumina was also a major contributor to the increased revenue of the Group. For 2003, the Group’s average external selling price for alumina reached RMB 2,407.7 per tonne (tax excluded, similarly hereinafter), representing an increase of RMB 758.0 per tonne or 45.9% from RMB 1,649.7 per tonne for the previous year.

The Group’s average external selling price for primary aluminum reached RMB 12,460.5 per tonne, representing an increase of RMB 960.3 per tonne or 8.4% from RMB 11,500.2 per tonne for the previous year. The Group’s external sales volume of alumina increased by 12.8% from 3,740,500 tonnes for the year ended December 31, 2002 to 4,219,600 tonnes for the year ended December 31, 2003. The Group’s external sales volume of primary aluminum decreased by 1.5% from 758,600 tonnes for the year ended December 31, 2002 to 746,900 tonnes for the year ended December 31, 2003.

Cost of Sales

The Group’s total cost of sales increased by 23.1% from RMB13,349.5 million in 2002 to RMB 16,439.5 million in 2003. The increase was mainly attributable to a growth in sales volume of alumina, and the increased unit costs of primary aluminum and alumina caused by the increase in raw material prices compared to 2002.

Selling and Distribution Expenses

The Group’s selling and distribution expenses increased by RMB47.6 million from RMB 501.8 million in 2002 to RMB549.4 million in 2003, up 9.5%, which was primarily attributable to the increase in sales volume of alumina. But the Group has been successful in controlling the relative increase in selling and distribution expenses for 2003 at a level that is lower than the increase in sales, due to a combination of higher average selling prices for the Group’s products and the effect of the rationalization and consolidation of the Group’s sales channels.

General and Administrative Expenses

General and administrative expenses increased by 42.8% from RMB 733.8 million in 2002 to RMB1,047.5 million in 2003. The increase was mainly due to the recovery of the accounts receivable in 2002 for the years prior to 1999, which resulted in a net write-back of provisions for doubtful accounts of RMB97.1 million, reducing general and administrative expenses accordingly; and a rise of RMB 55.0 million in taxation and surcharges which were levied by the PRC, due to the increased revenue for the year. In addition, owing to overfulfilment of operational targets set for 2003, the wages and welfare expenditure of management staff increased by RMB 136.2 million under the Group’s incentive compensation program.

Research and Development Expenses

The Group’s research and development expenses increased by 31.5% from RMB 131.9 million in 2002 to RMB173.4 million in 2003. The increase was primarily due to the centralization of research and development activities undertaken at each plant in the Group’s research and development center. The Group focuses its research and development efforts on important projects and will continue to make appropriate investments in its research and development.

Other Income / Expenses

The Group’s expenses (net of other income) increased from a net expense of RMB 16.09 million in 2002 to a net expense of RMB 25.54 million in 2003. This was attributable to RMB65.21 million of realized and unrealized losses on futures contracts in 2003, being partially offset by a gain of RMB44.48 million relating to an agreement reached with China Construction Bank for payment of outstanding principal and waiver of interest payable by the Company.

Operating Profit

The Group’s operating profit increased by 139.2 % from RMB 2,122.7 million in 2002 to RMB5,078.5 million in 2003. The Group’s operating profit as a percentage of sales of goods increased from 12.6% in 2002 to 21.8 % in 2003.

Finance Costs

The Group’s finance costs decreased by RMB39.2 million, or 8.0%, from RMB 490.6 million in 2002 to RMB451.4 million in 2003. The decrease was mainly attributable to a reduction in average interest rate on bank loans for the Group. In addition, the Group expedited the collection of accounts receivable so that the level of the Group’s working capital borrowings was reduced.

Income Taxes

The Group’s income tax expense increased from RMB 183.4 million in 2002 to RMB918.9 million in 2003, which was mainly attributable to the increased profit of the Group. The Group’s effective income tax rate was 19.9% in 2003, which was lower than the statutory tax rate of 33.0%. This was mainly because three branches of the Company situated in Guizhou Province, Pingguo County and Qinghai Province in the western region of the PRC were entitled to a preferential income tax rate of 15.0% in connection with the national policy to develop the western region. In addition, a subsidiary in Shangdong is taxed at a preferential rate of 15.0% as it is classified as a “High-tech” enterprise in its province for tax purposes. With the approval from the State Tax Bureau, the Company’s Zhongzhou branch used its tax loss of RMB 139.8 million brought forward from years prior to the Group reorganisation to set off against the current income tax expense. Certain of the Group’s plants are also entitled to preferential income tax treatment for the purchase of domestically-produced equipment in investment projects.

Minority Interests

Minority interests increased from RMB 46.82 million in 2002 to RMB 157.37 million in 2003 primarily as a result of the increase in the profit of one of the Company’s subsidiaries, Shandong Aluminum Industry Co., Ltd., which has minority interests.

Net Profit for the Year

As a result of the foregoing, the Group’s net profit for the year increased by 153.4% from RMB1,401.6 million in 2002 to RMB3,552.0 million in 2003.

Working capital, liabilities and capital commitments

As of December 31, 2003, the Group’s current assets amounted to RMB8,638.6 million, representing an increase of RMB80.6 million from the previous year’s RMB8,558.0 million. The increase was mainly attributable to: an increase of RMB 869.1 million in inventories due to the expanded production and trade scale; a reduction of RMB 1,128.0 million in accounts receivable and an increase of RMB300.4 million in cash due to the favourable market and collection of trade receivables.

As of December 31, 2003, the Group’s current liabilities amounted to RMB 10,271.4 million, representing a decrease of RMB 737.5 million from the previous year’s RMB11,008.9 million. The decrease was mainly attributable to repayment of certain short-term loans including current portion of long-term loans and accounts and other payables, which resulted in a decrease of RMB486.1 million and RMB447.0 million, respectively, from the previous year. A portion of the above decrease was offset by the increase in taxation payable of RMB195.6 million due to the increase in profit in 2003.

As of December 31, 2003, the Group’s long-term loans amounted to RMB 5,412.6 million, representing an increase of RMB 463.3 million from the previous year’s RMB4,949.3 million. The increase was mainly attributable to an increase in the Group’s borrowings to finance capital expenditures.

The Group’s gearing ratio (the ratio of total liabilities to the sum of total liabilities and owner’s equity) decreased to 34.9% as of December 31, 2003 from 39.3% as of December 31, 2002, which is mainly attributable to an increase in retained profit.

In view of the Group’s credibility and the availability of funds in the PRC, the Group currently does not foresee significant difficulties in obtaining bank loans. The Company plans to finance its capital expenditure projects and related expenditures principally through cash provided by operating activities, long-term debt and the remainder of the net proceeds from the Global Offering. The Group has also established standby credit facilities with domestic banks for an aggregate of RMB 28,308.0 million to finance any funding shortfall related to its alumina and primary aluminum projects and for relevant working capital purposes.

Capital commitments

As of December 31, 2003, the Group’s capital commitments amounted to RMB 16,250.9 million, which mainly consists of the Company’s planned investment in the expansion of alumina and primary aluminum production lines. Major projects include Zhongzhou ore-dressing Bayer Project, Guizhou technical improvement project, Shanxi smelter project and other production facilities upgrading projects.

Cash and Cash Equivalents

Included in the cash and cash equivalents of the Group as of December 31, 2003 of RMB2,596.4 million, comprising US$ 32.47 million and HK$ 16.37 million.

Net Cash Flow from Operating Activities

Net cash from operations increased by 124.7% from RMB 2,671.8 million for the year ended December 31, 2002 to RMB 6,002.5 million for the year ended December 31, 2003. The increase was primarily the result of increase in selling prices of alumina and primary aluminium, and increase in external sales volume of alumina. Of the net cash from operations for the year ended December 31, 2002, RMB 600.8 million was used for interest payment and RMB 826.5 million was used to pay PRC income tax.

Cash Flows from Investing Activities

The Group’s cash outlays for capital expenditure projects amounted to RMB 3,894.2 million and RMB 5,352.8 million for the years ended December 31, 2002 and 2003, respectively. The increase in capital expenditure in 2003 contributed to increase in 770,000 tonnes production capacity of alumina.

Cash Flows from Financing Activities

Net cash out flows from financing activities amounted to RMB 306.9 million in 2003. The Company declared dividends of RMB 472.5 million, partially offset by contributions of Chinalco of RMB85.5 million and by minority shareholders of RMB80.6 million.

Foreign exchange rate risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by PRC government may result in the material differences between future exchange rate and the current exchange rate or historical exchange rate. The Group believes that it is able to obtain sufficient foreign exchange for the performance of such obligations.

FUTURE DEVELOPMENT AND PROSPECTS OF THE COMPANY’S BUSINESS

Multipolarization and economic globalisation are the two major trends on the current international economy. Driven by moderate recovery of Japan, United States and European economies, prospects of the international economic environment in 2004 will continue to be good. It is also expected that China will maintain a steady growth in its domestic economy, thus providing a favorable environment for consumption and production of aluminum. With the relatively steady growth in aluminum production in 2004, an increasing gap in the domestic alumina market is foreseen and leading to an increased imbalance of its supply and demand. China’s macro economy will bring opportunities for the strategic development to the Company.

However, with China’s accession to the WTO, enhanced international orientation and its gradual development of market economy, competition in industries and market is becoming increasingly fierce, mainly including:

•	As a global-based industry, foreign suppliers and traders will fasten the speed and pace of investment in huge domestic market. Such challenges from abroad cannot be underestimated.

•	Many domestic investors, driven by profits in the industry, are planning to invest in the alumina industry. These have brought us pressure as well as an impetus. The Company is well positioned to take the challenge.

•	Production and operating factors, such as the increasing prices of raw material and energy, power shortage and transportation bottleneck, will impose huge pressure and difficulties on the Company’s production, operation and cost reduction.

•	China’s accession to the WTO, the decreasing import tariff rate of alumina and the reduction in tax rebate rate will, to a certain extent, affect the ability of the domestic aluminiun inustry in maintaining its former competitiveness.

In response to such opportunities and challenges in 2004, the Company will explore its potentials to digest the impact of any unfavourable factors, maintain and improve its core competitive edge and market share, and will strive to increase its profit and return to shareholders. The main targets in 2004 are as follows:

•	To lay a solid foundation and improve its management practice. The Company will take initiatives to review and improve its cost budget management system designed for cost management; begin to formulate and strictly implement the second 3-year Cost Reduction Plan to achieve further reduction in cash cost.

•	To promote technological innovation and strengthen its core competitive edge: The Company will further integrate its technological resources, and establish a unified and centralised operating system with respect to research, development and industrialisation to strengthen the development of new technology. The Company will also accelerate the pace of its investment in the overseas business development.

•	To strengthen resource management and increase its bauxite reserve: The Company will enhance the exploration drive for new bauxite deposit and upgrade the bauxite utilisation ratio of bauxite deposit. By increasing its bauxite reserve, the Company intends to obtain or control an additional 100,000,000 tonnes of reserve.

Use of Proceeds

The net proceeds from the Global Offering amounted to approximately RMB3,303 million. As of December 31, 2003, approximately RMB689 million was used to settle the current portion of the long-term liabilities and RMB2,120 million was used for capital expenditures. An amount of approximately RMB494 million worth of net proceeds from Global Offering remains unused and is currently deposited with banks. In January 2004, the Company’s net proceeds from new H share placement amounted to HK$3,068 million.

Litigation and contingent liabilities

(a)	Litigation

As of December 31, 2003, the Group has no significant pending litigation.

(b)	Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the “MOU”) signed between the Company and Alcoa International (Asia) Limited (“Alcoa”), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the “Pingguo JV”). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company’s global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company’s global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7.5 million (approximately RMB62.1 million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement, etc. The PRC government has commenced the approval process for the Pingguo JV.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as of December 31, 2003 was as follows:

	As of December 31, 2003
Holders of Domestic Shares or H Shares	No. of shares	Percentage of issued share capital
	(in millions)	(%)
Holders of Domestic Shares
Aluminum Corporation of China	4,656.3	44.4
China Cinda Asset Management Corporation	1,610.3	15.3
China Orient Asset Management Corporation	602.2	5.7
China Development Bank	554.9	5.3
Guangxi Investment (Group) Co., Ltd. (Formerly known as Guangxi Development and Investment Co., Ltd.)	196.8	1.8
Guizhou Provincial Materials Development and Investment Co., Ltd.	129.4	1.2
Holders of H Shares
Alcoa International (Asia) Limited	840.2	8.0
Other public investors	1,909.7	18.3

The Company placed H shares on January 16, 2004 and the share capital structure of the Company after the placement was as follows:

	As of January 16, 2004
Holders of Domestic Shares or H Shares	No. of shares	Percentage of issued share capital
	(in millions)	(%)
Holders of Domestic Shares
Aluminum Corporation of China	4,656.3	42.14
China Cinda Asset Management Corporation	1,610.3	14.57
China Orient Asset Management Corporation	602.2	5.45
China Development Bank	554.9	5.02
Guangxi Investment (Group) Co., Ltd. (Formerly known as Guangxi Development and Investment Co., Ltd.)	196.8	1.78
Guizhou Provincial Materials Development and Investment Co., Ltd.	129.4	1.17
Holders of H Shares
Alcoa International (Asia) Limited	884.2	8.00
Other public investors	2,415.7	21.87

Details of the movements in the share capital of the Company are set out in Note28 to the financial statements in the 2003 Annual Report.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as at December 31, 2003, the persons other than a director, chief executive or supervisor of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the SFO are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, the Chief Executive and the Supervisors):

Name of substantial shareholders	class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Aluminum Corporation of China	Domestic Shares	4,656,261,060 (L)	Beneficial Owner	Corporate	60.08%	44.35%

China Cinda Asset Management Corporation	Domestic Shares	1,610,332,210 (L)	Beneficial Owner	Corporate	20.78%	15.34%

China Orient Asset Management Corporation	Domestic Shares	602,246,135 (L)	Beneficial Owner	Corporate	7.77%	5.74%

China Development Bank	Domestic Shares	554,940,780 (L)	Beneficial Owner	Corporate	7.16%	5.29%

Alcoa Inc.	H Shares	840,209,728 (L)	Interest of controlled corporation	Corporate	30.55%	8.00%

Alcoa International (Asia) Limited	H Shares	840,209,728 (L)	Beneficial Owner	Corporate	30.55%	8.00%

J.P. Morgan Chase & Co.	H Shares	217,601,358 (L) (including 91,134,758 (P))	Interest of controlled corporation	Corporate	7.91%	2.07%

Credit Suisse Group	H Shares	189,611,000 (L) (including 894,174 (P))	Interest of controlled corporation	Corporate	6.90%	1.81%

		81,714,000 (S)			2.97%	0.78%

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 67,400 employees as of December 31, 2003. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group’s plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees’ salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees’ salary varies from plant to plant, ranging from 18.0% to 22.9%, depending in part on the location of the plant and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this welfare fund are made at rates ranging from 5% to 10% of the Company’s after-tax profit. The Company had not paid retirement benefits to its employees for the year ended December 31,2003.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ INTERESTS IN SHARES OF THE COMPANY

During the year ended December 31, 2003, none of the Directors or Chief Executives or Supervisors or their respective associates had any interests in the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (A) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “HKSE”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (B) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (C) required to be notified to the Company and HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year ended December 31, 2003, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As of December 31, 2003, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year.

THE CODE OF BEST PRACTICE

During the year ended December 31, 2003, the Company was in compliance with the Code of Best Practice as set out in the Hong Kong Listing Rules.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SHARES

The Company did not redeem any of its shares during 2003. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2003.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to “A Guide for the Effective Operation of an Audit Committee” published by the Hong Kong Society of Accountants.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

An annual report of the Company containing all the financial and relevant information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Hong Kong Listing Rules of the Hong Kong Stock Exchange will be posted on the website of the Hong Kong Stock Exchange in due course.

The financial information set out above does not constitute the Company’s statutory financial statements for the years ended December 31, 2002 or 2003 but is derived from those financial statements. Statutory financial statements for the year ended December 31, 2003, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and delivered to shareholders as well as made available on the Company’s website at http://www.chalco.com.cn.

CORPORATE INFORMATION

Basic conditions of the Company are listed as follows:

Registered name	:
Name in English	:	Aluminum Corporation of China Limited
Registered address	:	No. 12B Fuxing Road
	:	Haidian District, Beijing
	:	People’s Republic of China 100814
Place of business	:	No. 12B Fuxing Road
	:	Haidian District, Beijing
	:	People’s Republic of China 100814
Principal place of business	:	Unit 3103, 31/F., Office Tower,
in Hong Kong	:	Convention Plaza
	:	1 Harbour Road
	:	Wanchai, Hong Kong
Authorised representative	:	Guo Shengkun
Company Secretary	:	Liu Qiang
Department for corporate
information and inquiry	:	Secretarial Office of the Board
Telephone for corporate	:	Tel : 86-10-6398 5654
information and inquiry		86-10-6397 1690
Places of listing	:	The Stock Exchange of Hong Kong Limited (“HKSE”)
New York Stock Exchange, Inc (“NYSE”)
Name of share	:	Chalco
Stock code	:	2600 (HKSE)
ACH (NYSE)

Guo Shengkun
Chairman, President and Chief Executive Officer

Beijing, PRC

March 29, 2004

Appendix 99.2

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Aluminum Corporation of China Limited (the “Company”) will be held at 10:00 a.m. on Monday, June 7, 2004 at the Conference Room at 15th Floor, Block B, No.33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, People’s Republic of China (the “PRC”) for the following purposes:

1.	to consider and approve the working report of the Board of Directors of the Company for the year ended December 31, 2003;

2.	to consider and approve the working report of the Supervisory Committee of the Company for the year ended December 31, 2003;

3.	to consider and approve the audited consolidated financial statements of the Company and of the Group for the year ended December 31, 2003 for the year ended December 31, 2003;

4.	to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended December 31, 2003 and to authorise the Board of Directors of the Company to distribute such dividend to shareholders;

5.	to consider and determine (if appropriate) the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2004;

6.	to consider and determine the payment of housing subsidy to certain Directors and the payment of performance bonus for 2003 to certain Directors and Supervisors.

7.	to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remuneration;

8.	to consider and approve the termination of office as a whole of the first Board of Directors in advance upon the conclusion of the forthcoming AGM (on June 7, 2004) of the Company; to consider and approve 6 Directors among them to be appointed to the second Board of Directors; and to consider and approve 3 new director candidates nominated by the Company to be appointed to the second Board of Directors to replace the 3 Directors who will resign from their office upon the conclusion of the forthcoming AGM. Details are set out as follows:

Directors	Expiry date	Termination date in advance	Efffect date for re-appointment/ new appointment	Expiry date of office
Executive Directors

Guo Shengkun, Xiong Weiping	September 2004	upon the conclusion of the forthcoming AGM	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)

Liang Zhongxiu	September 2004	upon the conclusion of the forthcoming AGM	cease to be re-appointed	—

Yin Yufu	July 2005	upon the conclusion of the forthcoming AGM	cease to be re-appointed	—

Luo Jianchuan (new Director)	—	—	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)

Non-executive Directors:

Wu Weicheng	September 2004	upon the conclusion of the forthcoming AGM	cease to be re-appointed	—

Joseph C. Muscari, ³¯§µ©P	July 2005	upon the conclusion of the forthcoming AGM	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)

Xiao Yaqing (new Director)	—	—	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)

Independent Non-executive Directors

Chiu Chi Cheong Clifton, Wang Dianzuo	September 2004	upon the conclusion of the forthcoming AGM	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)

Jiang Qiangui (new Director)	—	—	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)

9.	to consider and approve the termination of office as a whole of the first supervisory committee Supervisors in advance upon the conclusion of the forthcoming AGM (on June 7, 2004) of the Company; and to consider and approve 3 former Supervisors to be appointed to the second supervisory committee Supervisors; Details are set out as follows:

Superviors

Luo Tao, Yuan Li, Ou Xiaowu	September 2004	upon the conclusion of the forthcoming AGM	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)

10.	to consider and, if thought fit, approve the following proposal for amendment to the bylaws of the Articles of Association of the Company by way of special resolution, details of which are as follows:

(1)	Paragraph 3 of Article 1, Article 21 and Article 24

to approve the corresponding amendments to Paragraph 3 of Article 1, Article 21 and Article 24 of the Articles of Association in view of the change in total share capital and shareholding structure of the Company following the placing of 549,976,000 new H shares in Hong Kong on January 6, 2004, the Company’s registered capital amounting to RMB11,049,876,153, and the name change of Guangxi Development and Investment Co. Ltd., one of promoters of the Company, to Guangxi Investment (Group) Co., Ltd.

(2)	Article 94

the number of Independent (Non-executive) Directors in Paragraph 1 of Article 94 of the Articles of Association be amended to 3.

(3)	Article 95

Article 95 of the Articles of Association be amended as follows:

“Director shall be elected by a general meeting with a term of 3 years (commencing from the date of election up to the conclusion date of the general meeting for the year in which his office expires. Director shall be eligible to be re-elected upon expiry of term.”

(4)	Article 72, Article 90, Paragraph 2 of Article 95 and Paragraph 2 of Article 133

At the end of January 2004, an amendment (“Amendment”) to Rules Governing the Listing of Securities (“Listing Rules”) on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) was published by the Stock Exchange. Pursuant to the Amendment, the Company intends to amend Article 72, Article 90, Paragraph 2 of Article 95 and Paragraph 2 of Article 133 as follows:

Article 7

the following paragraph be added after the previous Article 72:

“Pursuant to the Listing Rules (may be amended from time to time by the Stock Exchange), in the event that any shareholder shall abstain from voting for a certain proposal or be restricted from voting in favor of or against a resolution for such proposal, no vote from any shareholder or his proxy who acts in violation of the relevant provision or restriction shall be calculated in the poll.”

Article 90

the following paragraph be added after the previous Article 90:

“Pursuant to the Listing Rules (may be amended from time to time by the Stock Exchange), in the event that any shareholder shall abstain from voting for a certain proposal in a class meeting or be restricted from voting in favor of or against a resolution for such proposal in accordance with the Listing Rules, no vote from any shareholder or his proxy who acts in violation of the relevant provision or restriction shall be calculated in the poll.”

Paragraph 2 of Article 95

the following paragraph be added after the previous Paragraph 2 of Article 95:

“Such notices in written shall be submitted no sooner than the date immediately following the dispatch of the notice of meeting for election of the relevant directors, nor be later than 7 days preceding the date on which the meeting is held.”

Paragraph 2 of Article 133

Paragraph 2 of Article 133 of the Articles of Association be amended as follows:

“None of directors may approve himself or any of his associates (as defined in the Listing Rules) by way of a resolution of the Board to vote for any contract, transaction or arrangement in which he holds material interests, nor may he be calculated into the quorum for the meeting in such a case.”

11.	to consider and, if thought fit, approve the following by way of special resolution

“THAT:

(1)	there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)	such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)	the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed:

(i)	20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and / or

(ii)	20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as of the date of this Resolution; and

(c)	the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

“Domestic Shares” means domestic invested shares in the share capital of the Company, of par value RMB 1.00 each, which are held in Renminbi by PRC investors;

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

“Relevant Period” means the period from the passing of this Resolution until the earliest of:

(1)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(2)	the expiration of the 12-month period following the passing of this Resolution; or

(3)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a)	approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b)	to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c)	to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.

12.	to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By order of the Board of Directors

Liu Qiang

Company Secretary

Beijing, PRC

March 29, 2004

Notes:

(A)	The H Share register of the Company will be closed from Wednesday, May 5, 2004 to Monday, June 7, 2004 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company’s Register of Members at the close of business on Tuesday, May 4, 2004, are entitled to attend and vote at the Annual General Meeting after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited is as follows:

Rooms 1712-16

17th Floor, Hopewell Centre

183 Queen’s Road East

Hong Kong

(B)	Holders of Domestic Shares or H Shares, who intend to attend the Annual General Meeting, must complete the reply slips for attending the Annual General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Annual General Meeting, i.e. no later than Monday, May 17, 2004.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 12B Fuxing Road

Haidian District

Beijing

People’s Republic of China

Postal code: 100814

Tel:	86-10-6398 5654
86-10-6397 1613
Fax:	86-10-6396 3874

(C)	Each holder of H Shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2003.

(D)	The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E)	To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company’s H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

(F)	Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Annual General Meeting. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment, thereof in order for such documents to be valid.

(G)	If a proxy attends the Annual General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Annual General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H)	The Annual General Meeting is expected to last for half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.